Case 4:09-cv-00433-HDV-RAW	Document 1	Filed 10/28/2009	Page 1 of 52

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF IOWA
CENTRAL DIVISION

JUDITH CURRAN, for the use and benefit of	Case No. 09-433
the Principal Funds, Inc. Strategic Asset
Management (SAM) Portfolios, Principal
Mortgage Securities Fund, Principal Income
Fund, Principal High Yield Fund, Principal
Preferred Securities Fund, Principal Short
Term Income Fund, Principal Equity Income
Fund, Principal LargeCap Growth Fund II,
Principal LargeCap Growth Fund, Principal
Disciplined LargeCap Blend Fund, Principal
LargeCap Value Fund III, Principal Capital
Appreciation Fund (F/K/A Principal West
Coast Equity Fund), Principal MidCap Stock
Fund, Principal SmallCap Growth Fund,	COMPLAINT
Principal SmallCap Value Fund, Principal
Diversified International Fund, Principal
International Emerging Markets Fund,
Principal Money Market Fund, and Principal
Real Estate Securities Fund,

Plaintiff,

v.

Principal Management Corporation, Principal
Global Investors, LLC, and Principal Funds
Distributor, Inc.,

Defendants.

With this Complaint, Plaintiff seeks to rescind the investment advisory agreements and distribution plans and to recover the total fees charged by Defendants or, alternatively, to recover any improper compensation retained by Defendants in breach of their fiduciary duty under
Section 36(b) of the Investment Company Act of 1940, as amended, 15 U.S.C. § 80a-35(b).
Because the conduct complained of herein is continuing in nature, Plaintiff seeks recovery for a

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period commencing at the earliest date in light of any applicable statute of limitations through the date of final judgment after trial. Plaintiff alleges:
I. JURISDICTION AND VENUE
	1.	This action is a derivative action brought by Plaintiff on behalf of the Principal
SAM Balanced Portfolio (“the Fund”).
	2.	This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15
U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.
	3.	Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28
U.S.C. § 1391(b)(2)-(3). Defendants are inhabitants of or transact business in this district, a substantial part of the events or omissions that give rise to Plaintiff’s claims occurred in this district, and Defendants may be found in this district.
	4.	No pre-suit demand on the board of directors of the Fund is required, as the requirements of Fed.R.Civ.P. 23.1 do not apply to actions under § 36(b) of the ICA. Daily
Income Fund v. Fox, 464 U.S. 523 (1984).
	5.	All conditions precedent have been performed or have occurred.
II. PARTIES
A.	The Plaintiff
	6.	Plaintiff Judith Curran is a resident of Kensington, California and is a shareholder at all relevant times of the Fund.
B.	The Funds
	7.	The Principal SAM Balanced Portfolio (“the SAM Fund”) is a diversified portfolio of The Principal Funds, Inc. (“PFI”), an open-end management investment company registered under the Investment Company Act of 1940, as amended, that was originally organized as a Maryland corporation.

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8.	The Principal SAM Balanced Portfolio is a fund of funds or a mutual fund which invests in other mutual funds. While some fund of funds invest in mutual funds outside of the parent advisory company, the Principal Sam Balanced Portfolio only invests in and holds
Institutional Class shares of other equity or fixed-income funds of the Principal family of funds
(“Underlying Funds”). Therefore, each of the Underlying Funds is a series of PFI. The
Underlying Funds are: Principal Capital Appreciation Fund (formerly the Principal West Coast
Equity Fund), Principal Disciplined LargeCap Blend Fund, Principal Diversified International
Fund, Principal Equity Income Fund, Principal High Yield Fund, Principal Income Fund,
Principal International Emerging Markets Fund, Principal LargeCap Growth Fund, Principal
LargeCap Growth Fund II, Principal LargeCap Value Fund III, Principal MidCap Stock Fund,
Principal Money Market Fund, Principal Mortgage Securities Fund, Principal Preferred
Securities Fund, Principal Real Estate Securities Fund, Principal Short Term Income Fund,
Principal SmallCap Growth Fund, and Principal SmallCap Value Fund. Hereinafter, “the
Subject Funds” denotes both the Principal SAM Balanced Portfolio and the Underlying Funds
jointly.
C.	Defendants
9.	Defendant Principal Management Corporation (“PMC”) is an Iowa corporation with its principal place of business in Des Moines, Iowa. PMC is registered as an investment advisor under the Investment Company Act of 1940. PMC is the investment advisor to the SAM
Fund and provides or arranges for advisory and some administrative services through a management agreement. PMC also is the investment advisor to each Underlying Fund. PMC is a direct wholly owned subsidiary of Principal Financial Services, Inc. (“PFS”) and an indirect subsidiary of Principal Financial Group, Inc. (“PFG”). PFS is an Iowa holding company which, in turn, is a wholly owned direct subsidiary of PFG. PFG is a holding company incorporated in

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Delaware which began offering mutual funds in 1969. Defendant PMC contracts with Edge
Asset Management, Inc. (“Edge”), to act as the sub-advisor for the Fund. Edge is a Washington corporation with its principal place of business in Seattle, Washington and a subsidiary of PGI.
Edge is registered as an investment advisor under the Investment Company Act of 1940. In addition to the SAM Fund, PMC contracts with Edge to act as the sub-advisor for seven of the eighteen Underlying Funds: Principal Capital Appreciation Fund, Principal Equity Income
Fund, Principal High Yield Fund, Principal Income Fund, Principal MidCap Stock Fund,
Principal Mortgage Securities Fund, and Principal Short Term Income Fund.
10.	Defendant Principal Global Investors, LLC (“PGI”) is a Delaware limited liability company with its principal place of business in Des Moines, Iowa. PGI is registered as an investment advisor under the Investment Company Act of 1940. PGI is a wholly owned subsidiary of PFS. PMC provides investment advisory services to the Subject Funds through a portfolio manager who functions as a co-employee of PMC and PGI under an investment service agreement. Further, PGI is the sub-advisor for six of the eighteen Underlying Funds: Principal
Disciplined LargeCap Blend Fund, Principal Diversified International Fund, Principal
International Emerging Markets Fund, Principal Money Market Fund Principal SmallCap
Growth Fund, and Principal SmallCap Value Fund.
11.	Defendant Principal Funds Distributor, Inc. ("Principal Distributor"), is a
Washington corporation with its principal place of business in Des Moines, Iowa. Principal
Distributor is a registered broker-dealer under the Securities and Exchange Act of 1934, is affiliated with the Principal Financial Group, and receives compensation from the Subject Funds as the distributor and principal underwriter of the Subject Funds.

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III. BACKGROUND
	12.	Plaintiff is a shareholder of the SAM Fund, which is sold, advised, and managed with other funds as part of a fund family or complex of funds by Defendants (the “Principal
Complex” or the “Fund Complex”).
	13.	Defendants, as the underwriters, distributors, advisors, and control persons of the
SAM Fund as well as the Underlying Funds, received compensation from the Subject Funds for providing investment management and other services to the Fund Complex. As such,
Defendants owe fiduciary and other duties to Plaintiff and all shareholders of each of the funds in the Fund Complex.
A.	Section 36(b) of the Investment Company Act of 1940
	14.	Congress recognized as early as 1935 that mutual funds “present[ed] special features which require[d] attention beyond simply the disclosure philosophy of the Securities Act of 1933,” see H.R. Rep. No. 91-1382, p. 2 (1970), because “a typical [mutual] fund is organized by its investment advisor which provides it with almost all management services and because its shares are bought by investors who rely on that service, a mutual fund cannot, as a practical matter sever its relationship with the advisor.” S. Rep. No. 91-184, p. 5 (1969). Therefore, “the forces of arm’s-length bargaining do not work in the mutual fund industry in the same manner as they do in other sectors of the American economy.” Id. Rather, “the relationship between investment advisers and mutual funds is fraught with potential conflicts of interest,” Burks v.
Lasker, 441 U.S. 471, 481 (1979), and “potentially incestuous.” Gartenberg v. Merrill Lynch
Asset Management, Inc., 694 F.2d 923, 929 (2d Cir. 1982).
	15.	Accordingly, in 1940, Congress enacted the ICA recognizing that:

The national public interest and the interest of investors are adversely affected…when investment companies are organized, operated [and]
managed…in the interest of…investment advisers…rather than in the

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interest of [shareholders]…or when the investment companies…are not subjected to adequate independent scrutiny.
ICA § 1(b)(2), 15 U.S.C. § 80a-1(b)(1994). The ICA was designed to regulate and curb abuses in the mutual fund industry and to create standards of care applicable to investment advisors such as Defendants.
16.	In the 1960s, it became clear to Congress that investment advisors to equity mutual funds were gouging those funds with excessive fees, particularly by not taking economies of scale into account. A report produced by the Wharton School that was commissioned by the
SEC found that investment advisers tended to charge mutual funds “substantially higher” rates than they charged other clients. A Study of Mutual Funds Prepared for the Securities and
Exchange Commission by the Wharton School of Finance and Commerce, H.R. Rep. No. 2274,
p. 29 (1962). Thereafter, the SEC concluded in a study it conducted that board and shareholder approval could not protect shareholder interests with respect to advisory compensation as mutual funds could not terminate their relationships with their advisers as a practical matter. Report of the Securities and Exchange Commission on the Public Policy Implications of Investment
Company Growth, H.R. Rep. No. 2337, p. 148 (1966).
17.	As a result, Section 36(b), 15 U.S.C. § 80a-35(b), was added to the ICA in 1970, which created a federal cause of action for breach of fiduciary duty. Section 36(b) imposes a fiduciary duty on mutual fund investment managers (and their affiliates) with respect to the receipt of compensation for services, specifically providing that:

[T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such

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investment advisor . . . for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.
18.	Further, notwithstanding requirements regarding the increased disinterestedness of the board, “Congress decided not to rely solely on the fund’s directors to assure reasonable adviser fees,” Daily Income Fund, 464 U.S. at 540, also adding a provision to Section 36(b) that provides:
In any such action approval by the board of directors of such investment company of such compensation or payments, or of contracts or other arrangements providing for such compensation or payments, and ratification or approval of such compensation or payments, or of contracts or other arrangements providing for such compensation or payments, by the shareholders of such investment company, shall be given such consideration by the court as is deemed appropriate under all the circumstances.
15 U.S.C. § 80a-35(b)(2) (emphasis added). Through Section 36(b), Congress gave shareholders a “unique right,” Daily Income Fund, 464 U.S. at 536, empowering them with the ability to be an independent check on unfair fees while leaving “the ultimate responsibility for the decision in determining whether the fiduciary duty has been breached [] with the court.” S. Rep. 91-184,
p.6.
19.	While fees may appear to be very small on a shareholder-by-shareholder basis, they cause a dramatic decrease in Plaintiff’s investment returns over time. Arthur Levitt, past
Chairman of the United States Securities and Exchange Commission (“SEC”), criticized this
“tyranny of compounding high costs”:
Instinct tells me that many investors would be shocked to know how seemingly small fees can over time, create such drastic erosion in returns. In the years ahead, what will mutual fund investors say if they realize too late their returns have fallen hard under the weight of compounding fees?
Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People’s Money, Address at
Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 261, 267
(2001).

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20.	For example, assume that an employee with 35 years until retirement has a current
401(k) account balance of $25,000. If returns on investments in their account over the next 35 years average 7 percent, and fees and expenses reduce their average returns by 0.5 percent, their account balance would grow to $227,000 at retirement, even if there were no further contributions to their account. However, if fees and expenses being withheld are 1.5 percent, their account balance would grow to only $163,000 at retirement. The 1 percent difference in fees and expenses reduces their account balance at retirement by a shocking 28 percent.

See Department of Labor Publication “A Look at 401(k) Plan Fees,” available at
http://www.dol.gov/ebsa/publications/401k_employee.html.
B.	Inherent Conflict in the Structure of Mutual Funds
	21.	The Principal Complex, like almost all other mutual fund complexes, operates under a single structure consisting of a group of related investment companies (the mutual funds themselves) that are owned by their shareholders and governed by a Board of Directors.
However, the mutual funds themselves are basically corporate shells in that they have few or no

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employees. Instead, the mutual funds contract for all of the services they need -- including distribution of its securities, custodianship of its assets, auditing, servicing shareholder accounts, portfolio management, and day-to-day operation, all of which are provided by or arranged for by
Defendants and their affiliates.
22.	The Principal Complex consists of dozens of mutual funds, all of which were conceived and started by the Defendants’ or its predecessors. The Defendants’ purpose in starting, maintaining, and servicing mutual funds is to make a profit on the advisory, administrative, and shareholder services sold to the Fund for fee income to the service-providers.
23.	When the Defendants start a new mutual fund, they not only contract to provide all the services the funds need but also nominate and elect the fund's Board of Directors, which consists of the same people that serve on the boards of all of the funds in the Fund Complex. In the case of the Subject Funds at issue in this case, during the fiscal year ending October 31,
2008, the members of the respective Boards simultaneously served on the Boards of 114 portfolios across the Fund Complex.
24.	The Board of Directors meets several times a year. The directors are compensated for their services with a fee based on a schedule that takes into account an annual retainer, the number of meetings attended, and expenses incurred. For the fiscal year ending
October 2008, the independent directors for the funds in the Fund Complex received total compensation in the following amounts:

Director	Compensation
Elizabeth Ballantine	199,332
Kristianne Blake	211,522
Craig Damos*	185,343
Richard W. Gilbert	230,221
Mark A. Grimmett	206,847
Fritz Hirsch	216,197

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William C. Kimball	119,331
Barbara A. Lukavsky	211,522
Daniel Pavelich	206,847
* Not elected as a Director until March 10, 2008

25.	As a result, board membership in the Fund Complex is a lucrative part-time job,

the continuation of which is dependent (at least in part) on the continued good will and support of Defendants.

26.	While mutual fund boards are supposed to be the “watchdogs” for the shareholders of the funds, two noteworthy industry insiders have commented on the general failure of mutual fund boards to fulfill their responsibilities under the ICA. Jack Bogle, founder of The Vanguard Group, Inc. (“Vanguard”) made the following comment:

Well, fund directors are, or at least to a very major extent, sort of a bad joke.
They've watched industry fees go up year after year, they've added 12b-1 fees. I think they've forgotten, maybe they've never been told, that the law, the
Investment Company Act, says they're required to put the interest of the fund shareholders ahead of the interest of the fund adviser. It's simply impossible for me to see how they could have ever measured up to that mandate, or are measuring up to it.
27.	Warren Buffet, famous investor and chairman of Berkshire Hathaway, made the following comment, which was aptly quoted by a United States District Court:

I think independent directors have been anything but independent. The
Investment Company Act, in 1940, made these provisions for independent directors on the theory that they would be the watchdogs for all these people pooling their money. The behavior of independent directors in aggregate since
1940 has been to rubber stamp every deal that’s come along from management—
whether management was good, bad, or indifferent. Not negotiate for fee reductions and so on. A long time ago, an attorney said that in selecting directors, the management companies were looking for Cocker Spaniels and not
Dobermans. I’d say they found a lot of Cocker Spaniels out there.
Strougo v. BEA Assoc., 188 F. Supp.2d 373, 383 (S.D.N.Y. 2002) (citation omitted).

28.	Mr. Buffet further observed, in his letter to shareholders in the 2002 Berkshire

Hathaway, Inc. annual report:

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[A] monkey will type out a Shakespeare play before an “independent” mutual-
fund director will suggest that his fund look at other managers, even if the incumbent manager has persistently delivered substandard performance. When they are handling their own money, of course, directors will look to alternative advisors – but it never enters their minds to do so when they are acting as fiduciaries for others. . . . Investment company directors have failed as well in negotiating management fees . . . If you or I were empowered, I can assure you that we could easily negotiate materially lower management fees with the incumbent managers of most mutual funds. And, believe me, if directors were promised a portion of any fee savings they realized, the skies would be filled with falling fees. Under the current system, though, reductions mean nothing to
"independent" directors while meaning everything to managers. So guess who wins? [I]n stepping up to [their] all-important responsibilities, tens of thousands of “independent” directors, over more than six decades, have failed miserably. (They've succeeded, however, in taking care of themselves; their fees from serving on multiple boards of a single “family” of funds often run well into six figures.)
2002 Berkshire Hathaway, Inc. Annual Report to Shareholders, p. 17 – 18.

29.	The watchfulness and effectiveness of boards of directors continues to be an issue today. Indeed, as Judge Posner recently observed in his dissent from the denial of a petition for rehearing en banc in another case brought under Section 36(b), there are “growing indications that executive compensation in large publicly traded firms often is excessive because of the feeble incentives of boards of directors to police compensation.” Jones v. Harris, 537 F.3d 728,

730 (2008), cert. granted, __ U.S. __, 129 S. Ct. 1579 (2009). Indeed, “‘broad cross-sectional analysis reveals little consistent evidence that board composition is related to lower fees and higher returns for fund shareholders.’” Id. at 731 (quoting OEA Memorandum: Literature

Review on Independent Mutual Fund Chairs and Directors,” Dec. 29, 2006).

30.	The conflicts in the inherent structure of mutual funds, including those at issue here, exemplify the concern raised in the preamble to the ICA that “investment companies are organized, operated and managed in the interest of investment advisers, rather than in the interest of shareholders.”

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IV. SUBSTANTIVE ALLEGATIONS
31.	Defendants have breached their fiduciary duty pursuant to § 36(b) of the ICA with respect to their receipt of advisory fees and distribution fees from the Subject Funds because under “all the circumstances,” the fees they received were unfair to the beneficiaries, i.e., the shareholders of the Subject Funds.
32.	An investment advisor’s fiduciary duty requires both full disclosure and substantive fairness. Indeed, an advisor “may not overreach in the amount of his fee even though the other party to the transaction, in full possession of all the facts, does not believe the fee is excessive.” December 17, 1969 Letter from the Investment Company Institute included with
Mutual Funds Amendments (Part I): Hearings Before the Subcomm. On Commerce and Finance
of the H. Comm. On Interstate and Foreign Commerce, 91st Cong., at 441 (1969) (“1969
Hearings”). See also S. Rep. 91-184, pp. 15-16 (“the ultimate test, even if the compensation or payments are approved by the directors and stockholders, . . . will be whether the investment adviser has fulfilled his fiduciary duty to the mutual fund shareholders in determining the fee”)
(emphasis added).
33.	The essence of a claim for unfair fees is “whether or not under all the circumstances the transaction carries the earmarks of an arm’s length bargain.” Pepper v. Litton,
308 U.S. 295, 306-307 (1939). A breach of fiduciary duty occurs “when a fiduciary permits an unreasonable or excessive fee to be levied on the fund,” 1969 Hearings at 189, or “when compensation to the adviser for his services is excessive, in view of the services rendered –
where the fund pays what is an unfair fee under the circumstances. Id. at 190.
34.	As the 8th Circuit recently explained, the proper approach to a claim under
Section 36(b) “is one that looks to both the adviser’s conduct during negotiation and the end result.” Gallus v. Ameriprise Financial, Inc., 561 F.3d 816, 823 (8th Cir. 2009), cert. pending,

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78 U.S.L.W. 3083 (Aug. 6, 2009). “Unscrupulous behavior with respect to either can constitute a breach of fiduciary duty.” Id. Relying on full disclosure in the process leading to a fee arrangement alone “would promote ‘a safe harbor of exorbitance, for under such a view an adviser’s fiduciary duty would be diluted to a simple and easily satisfiable requirement not to charge a fee that is egregiously out of line with industry norms.’” In re Federated Mutual Funds
Excessive Fee Litig., No. 04-352, slip op. at 4 (W.D. Pa. Sept. 30, 2009) (quoting Gallus, 561
F.3d at 823).
	35.	Factors which may be relevant to determining whether Defendants have breached their fiduciary duty pursuant to § 36(b) include, but are not limited to: (1) size of the fees;
(2) the extent to which benefits derived from the economies of scale realized as the fund grows have inured to the benefit of fund shareholders; (3) the nature and quality of the services rendered; (4) comparative fee structures; (5) the profitability of the funds to the advisor/manager;
(6) fallout benefits (i.e. all benefits directly or indirectly received by persons affiliated with an investment company and their affiliated persons by virtue of their relationship with an investment company); and (7) the care and conscientiousness of the directors. A review of these factors, and the facts in this case, demonstrates that the fees charged by Defendants to the Fund violate § 36(b).
A.	Size of the Fees
	36.	“The size of the adviser's fee is of course one of the factors” that should be considered in evaluation a Section 36(b) claim. Gallus, 561 F.3d at 823.
	(1)	Investment Advisory Fees
	37.	Investment advisers are generally compensated on the basis of a fixed percentage of the fund's assets rather than on services rendered or actual expenses, and Defendants in this

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case are no different. Defendants have charged the SAM Fund (and the Underlying Funds) fees based upon a fixed percentage of the Subject Fund’s assets.
38.	With regard to the SAM Fund, an analyst for Morningstar Inc., a noted, objective mutual fund rating agency, observed in an April 10, 2008 article that, “[t]he one area where there’s some room for improvement is the price; the A shares cost 1.24%, above the median for comparable share classes of moderate-allocation funds.”
39.	Indeed, shareholders of the SAM Fund pay four layers of advisory fees as PMC has sub-advisors for both the SAM Fund as well as each Underlying Fund. The first layer is the fees paid to the advisor of the SAM Fund itself, i.e., Defendant PMC. The second layer is the fees paid by PMC to the sub-advisor of the SAM Fund, i.e., Edge. The third layer is the fees paid by the SAM Fund to the advisor of each Underlying Fund, i.e., Defendant PMC once again.
The fourth layer is the fees paid by PMC as the advisor of the Underlying Fund to the sub-
advisor of that Underlying Fund, i.e., PGI, Edge, Spectrum Asset Management, American
Century, Columbus Circle Investors, AllianceBernsteinWestwood, and Principal Real Estate
Investors. While Plaintiff does not challenge the second and fourth layers of fees, the fact that the defendants charge so many layers of fees is evidence of a flawed negotiation process.[1]
40.	With regard to the first layer of fees, Defendant PMC receives, and the SAM
Fund shareholders pay, a monthly fee based on the average daily net assets of the SAM Fund according to the following schedule for investment advisory services based on aggregate SAM
Portfolio net assets:

Assets Under Management	Fee percentage (as a percentage
of average net assets)

__________________________________
[1] Plaintiff does not challenge the second and fourth layer of fees in this Complaint at this time and, therefore, makes no representations regarding the fairness or legality of any of the sub-
advisory fees.

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First $500 million	0.55%
Next $500 million	0.50%
Next $1 billion	0.45%
Next $1 billion	0.40%
Next $1 billion	0.35%
Next $1 billion	0.30%
Over $5 billion	0.25%

In percentage terms, these fees may at first look benign. However, in dollar terms, and in comparison to fees received by Defendants’ competitors for substantially similar services, see
Comparative Fee Structures, Section IV. D., infra, the fees received from the SAM Fund are staggering. As of 2008, the Fund had almost $3 billion in assets under management. In fiscal year 2008 ending October 31, 2008, PMC received $13,693,000 in compensation for investment advisory services for the SAM Balanced Portfolio alone – this is on top of the advisory fees
PMC received for the management of the Underlying Funds. See ¶ 41, infra.
41.	With regard to the second layer of fees, Edge (a for-profit investment management company) receives, and the SAM Fund shareholders pay, a flat rate of 0.416% of net assets, or approximately 4.2 basis points, as a sub-advisory fee. The effective or actual fee rates paid to Principal and Edge are:

Assets Under Management	Principal Effective Fee Schedule	Edge Effective Fee Schedule
$500 million	0.55%	.042%
$1 billion	0.52.5%	.042%
$5 billion	0.405%	.042%
$10 billion	0.328%	.042%

In fiscal year 2008, PMC paid Edge $1,835,589 for sub-advising the SAM Fund. The first level of advisory fee shareholders pay to Defendant PMC (i.e., $13.7 million) includes the $1.8 million fee paid to Edge as the sub-advisor of the SAM Fund.

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42.	With regard to the third layer of fees, the SAM Fund shareholders yet again pay
PMC for investment advisory services to each of the Underlying Funds in the SAM Fund portfolio as each of the Underlying Funds is a fund within the Principal family of funds. The schedule for the additional fees paid to Defendant PMC for the Underlying Funds in the SAM portfolio are listed in the paragraph below. From this third layer of fees, Defendant PMC received a total of $193.6 million in compensation for investment advisory services for the
Underlying Funds, bringing the total compensation received for investment advisory services for the SAM portfolio and the Underlying Funds to $207.3 million in fiscal year 2008.
43.	With regard to the fourth layer of fees, each Underlying Fund is sub-advised by yet another investment advisor, each of which is a for-profit investment management company.
Sixteen of the eighteen Underlying Funds are sub-advised by subsidiaries of Defendants. The only two Underlying Funds that are not sub-advised by subsidiaries of Defendants are: the Large
Cap Growth Fund II, which is sub-advised by American Century Investment Management, Inc.;
and the LargeCap Value Fund III, which is sub-advised by AllianceBernstein Investment
Research and Management, Inc. Following is a side-by-side comparison of the fee schedule for
Defendant PMC and each sub-advisor for the Underlying Funds:

Fund	Principal Schedule	Sub-Advisor Schedule
SAM	0.550% on first $500 million	0.042% on all assets (Edge)
0.500% on next $500 million
0.450% on next $1,000 million
0.400% on next $1,000 million
0.350% on next $1,000 million
0.300% on next $1,000 million
0.250% on remaining assets

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Underlying	Principal Schedule	Sub-Advisor Schedule
Fund
Disc LC	0.600% on first $500 million	0.264% on first $50 million (PGI)
Blend	0.580% on next $500 million	0.245% on next $50 million
	0.560% on next $500 million	0.215% on next $100 million
	0.550% on remaining assets	0.176% on next $200 million
0.127% on next $350 million
0.088% on next $750 million
0.059% on remaining assets
Div Intl	0.900% on first $500 million	0.343% on first $50 million (PGI)
	0.880% on next $500 million	0.274% on next $50 million
	0.860% on next $500 million	0.196% on next $100 million
	0.850% on next $500 million	0.157% on next $200 million
	0.830% on next $1,000 million	0.118% on next $350 million
	0.800% on remaining assets	0.098% on next $750 million
0.078% on remaining assets
Equity	0.600% on first $250 million	0.264% on first $50 million (Edge)
Income	0.550% on next $250 million	0.245% on next $50 million
	0.500% on remaining assets	0.215% on next $100 million
0.176% on next $200 million
0.127% on next $350 million
0.088% on next $750 million
0.059% on remaining assets
High Yield	0.625% on first $250 million	0.264% on all assets (Edge)
0.500% on remaining assets

Income	0.500% on first $2,000 million	0.113% on first $5,000 M (Edge)
	0.450% on remaining assets	0.098% on next $1,000 million
0.093% on next $4,000 million
0.088% on remaining assets
Intl Emerg	1.200% on first $500 million	0.490% on all assets (PGI)
Mkt	1.180% on next $500 million
1.160% on next $500 million
1.150% on remaining assets
Large Cap	0.680% on first $500 million	0.264% on first $50 million (CCI)
Growth	0.650% on next $500 million	0.245% on next $50 million
	0.620% on next $1,000 million	0.215% on next $100 million
	0.580% on next $1,000 million	0.176% on next $200 million
	0.550% on remaining assets	0.127% on next $350 million
0.088% on next $750 million
0.059% on remaining assets

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Large Cap	0.950% on first $500 million	0.450% on first $50 million (American
Growth II		Century)
	0.930% on next $500 million	0.400% on next $200 million
	0.910% on next $500 million	0.350% on next $500 million
	0.900% on remaining assets	0.300% on remaining assets
Large Cap	0.800% on first $500 million	0.230% on first $300 million (Alliance
Value III		Bernstein)
	0.780% on next $500 million	0.200% on remaining assets
0.760% on next $500 million
0.750% on next $500 million
0.730% on next $1,000 million
0.700% on remaining assets
MidCap	0.750% on first $1,000M	0.392% on first $25 million (Edge)
Stock	0.700% on next $1,000M	0.313% on next $75 million
	0.650% on next $1,000M	0.264% on next $100 million
	0.600% on remaining assets	0.225% on next $200 million
0.176% on next $350 million
0.127% on next $750 million
0.078% on remaining assets
Money	0.400% on first $500 million	0.073% on all assets (PGI)
Market	0.390% on next $500 million
0.380% on next $500 million
0.370% on next $500 million
0.360% on next $1,000 million
0.350% on remaining assets
Mortage	0.500% on first $2,000 million	0.113% on first $5,000 million (Edge)
	0.450% on remaining assets	0.098% on next $1,000 million
0.093% on next $4,000 million
0.088% on remaining assets
Preferred	0.750% on first $500 million	0.343% on first $100M (Spectrum)
	0.730% on next $500 million	0.294% on next $150 million
	0.710% on next $500 million	0.196% on remaining assets
0.700% on remaining assets
Real Estate	0.850% on first $500 million	0.490% on first $1,000 million (P_REI)
	0.830% on next $500 million	0.441% on next $500 million
	0.810% on next $500 million	0.392% on remaining assets
0.800% on remaining assets
Short Term	0.500% on first $200 million	0.113% on first $5,000 million (Edge)
Income	0.450% on next $300 million	0.098% on next $1,000 million
	0.400% on remaining assets	0.093% on next $4,000 million
0.088% on remaining assets

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Small Cap	0.750% on first $500 million	0.470% on first $25 million (PGI)
Growth	0.730% on next $500 million	0.352% on next $75 million
	0.710% on next $500 million	0.264% on next $100 million
	0.700% on remaining assets	0.245% on next $300 million
0.215% on next $500 million
0.176% on next $500 million
0.118% on remaining assets
Small Cap	0.750% on first $500 million	0.470% on first $25 million (PGI)
Value	0.730% on next $500 million	0.352% on next $75 million
	0.710% on next $500 million	0.264% on next $100 million
	0.700% on remaining assets	0.245% on next $300 million
0.215% on next $500 million
0.176% on next $500 million
0.118% on remaining assets
West Coast	0.625% on first $500 million	0.392% on first $25 million (Edge)
	0.500% on next $500 million	0.313% on next $75 million
	0.375% on remaining assets	0.264% on next $100 million
0.225% on next $200 million
0.176% on next $350 million
0.127% on next $750 million
0.078% on remaining assets

Plaintiff does not challenge this fourth layer of fees.
44.	A comparison of the effective fee schedule (in basis points) for the SAM Fund as well as each Underlying Fund shows how much more Defendants charge on top of the advisory fees paid to each sub-advisor.

Fund		Assets Under Management ($Millions)
		25	50	100	250	500	1000	5000	10000
SAM	Principal	55.0	55.0	55.0	55.0	55.0	52.5	40.5	32.8
Edge	Sub-	4.2	4.2	4.2	4.2	4.2	4.2	4.2	4.2
	Advisor
Disc LC	Principal	60.0	60.0	60.0	60.0	60.0	59.0	55.9	55.5
Blend
PGI	Sub-	26.4	26.4	25.5	22.3	19.0	14.9	8.0	6.9
	Advisor
Div Intl	Principal	90.0	90.0	90.0	90.0	90.0	89.0	83.5	81.8
PGI	Sub-	34.3	34.3	30.8	23.3	18.7	14.7	9.4	8.6
	Advisor

19

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Equity	Principal	60.0	60.0	60.0	60.0	57.5	53.8	50.8	50.4
Income
Edge	Sub-	26.4	26.4	25.5	22.3	19.0	14.9	8.0	6.9
	Advisor
High Yield	Principal	62.5	62.5	62.5	62.5	56.3	53.1	50.6	50.3
Edge	Sub-	26.4	26.4	26.4	26.4	26.4	26.4	26.4	26.4
	Advisor
Income	Principal	50.0	50.0	50.0	50.0	50.0	50.0	47.0	46.0

Edge	Sub-	11.3	11.3	11.3	11.3	11.3	11.3	11.3	10.3
	Advisor
Intl Emerg	Principal	120.0	120.0	120.0	120.0	120.0	119.0	115.9	115.5
Mkt
PGI	Sub-	49.0	49.0	49.0	49.0	49.0	49.0	49.0	49.0
	Advisor
Large Cap	Principal	68.0	68.0	68.0	68.0	68.0	66.5	59.3	57.2
Growth
CCI	Sub-	26.4	26.4	25.5	22.3	19.0	14.9	8.0	6.9
	Advisor
Large Cap	Principal	95.0	95.0	95.0	95.0	95.0	94.0	90.9	90.5
Growth II
American	Sub-	45.0	45.0	42.5	41.0	38.0	35.3	31.1	30.5
Century	Advisor
Large Cap	Principal	80.0	80.0	80.0	80.0	80.0	79.0	73.5	71.8
Value III
AB	Sub-	23.0	23.0	23.0	23.0	21.8	20.9	20.2	20.1
	Advisor
MidCap	Principal	75.0	75.0	75.0	75.0	75.0	75.0	66.0	63.0
Stock
Edge	Sub-	39.2	35.2	33.3	28.4	24.5	19.8	10.7	9.3
	Advisor
Money	Principal	40.0	40.0	40.0	40.0	40.0	39.5	36.6	35.8
Market
PGI	Sub-	7.3	7.3	7.3	7.3	7.3	7.3	7.3	7.3
	Advisor
Mortage	Principal	50.0	50.0	50.0	50.0	50.0	50.0	47.0	46.0
Edge	Sub-	11.3	11.3	11.3	11.3	11.3	11.3	11.3	10.3
	Advisor
Preferred	Principal	75.0	75.0	75.0	75.0	75.0	74.0	70.9	70.5
Spectrum	Sub-	34.3	34.3	34.3	31.3	25.5	22.5	20.2	19.9
	Advisor
Real Estate	Principal	85.0	85.0	85.0	85.0	85.0	84.0	80.9	80.5
P_REI	Sub-	49.0	49.0	49.0	49.0	49.0	49.0	41.6	40.4
	Advisor
Short Term	Principal	50.0	50.0	50.0	49.0	47.0	43.5	40.7	40.4
Income
Edge	Sub-	11.3	11.3	11.3	11.3	11.3	11.3	11.3	10.3
	Advisor

Case 4:09-cv-00433-HDV-RAW	Document 1	Filed 10/28/2009	Page 21 of 52

Small Cap	Principal	75.0	75.0	75.0	75.0	75.0	74.0	70.9	70.5
Growth
PGI	Sub-	47.0	41.1	38.2	30.7	27.6	24.6	14.9	13.3
	Advisor
Small Cap	Principal	75.0	75.0	75.0	75.0	75.0	74.0	70.9	70.5
Value
PGI	Sub-	47.0	41.1	38.2	30.7	27.6	24.6	14.9	13.3
	Advisor
West Coast	Principal	62.5	62.5	62.5	62.5	62.5	56.3	41.3	39.4
Edge	Sub-	39.2	35.2	33.3	28.4	24.5	19.8	10.7	9.3
	Advisor

However, actual dollar amounts received in fiscal year 2008, rather than basis points comparison, bring the disparity in fees charged into focus:

	Amount Received	Amount Received by
The Fund	by Principal	Sub-Advisor
SAM Balanced Portfolio	$13,693,000	$1,835,589
	Amount Received	Amount Received by
Underlying Fund	by Principal	Sub-Advisor
Capital Appreciation	$7,221,000	$2,014,670
Disciplined LargeCap Blend	$17,493,000	$3,153,892
Diversified International	$18,330,000	$1,683,833
Equity Income	$17,555,000	$2,771,719
High Yield	$8,346,000	$4,293,003
Income	$5,811,000	$1,154,646
International Emerging Markets	$15,148,000	$6,535,791
LargeCap Growth	$20,057,000	$6,205,992
LargeCap Growth II	$13,682,000	$4,902,893
LargeCap Value III	$17,054,000	$4,259,632
MidCap Stock	$4,417,000	$831,900
Money Market	$10,671,000	$1,791,204
Mortgage Securities	$7,641,000	$1,518,276
Preferred Securities	$9,446,000	$2,797,767
Real Estate Securities	$12,346,000	$7,064,848
Short Term Income	$2,185,000	$455,572
SmallCap Growth	$2,441,000	$896,657
SmallCap Value	$3,771,000	$1,302,842
Totals (excluding the SAM Fund)	$193,615,000	$53,635,137

45.	Under the terms of the Management Agreement, Defendant PMC provides three categories of services: investment advisory services, accounting services, and corporate

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administrative services. See June 24, 2008 Principal Funds, Inc. Amended and Restated
Management Agreement, Exhibit 1. However, PMC bears the following expenses:
organizational expenses of the Fund; compensation of personnel, officers and directors who are affiliated with PMC; and expenses and compensation associated with furnishing office space, facilities, and personnel necessary to perform the general corporate functions of the Subject
Funds. Further, portfolio accounting services are provided to the Subject Funds at cost. On information and belief, the accounting and corporate administrative type services included in the
Management Agreement are a very small percentage of the expenses incurred under the agreement as transfer agency costs are typically by far the largest component of administrative costs but are provided to the Subject Funds pursuant to a separate contract with Principal
Shareholder Services, Inc. (PSI), a wholly owned subsidiary of PMC. See May 1, 2008
Amended and Restated Transfer Agency Agreement, Exhibit 2. PSI’s services include communications with each Subject Fund’s shareholders as well as the preparation and distribution of reports, proxies, notices, confirmation of transactions, prospectuses, and tax information. In the aggregate, various miscellaneous administrative items aside from the transfer agency cost do not account for more than three basis points of the average mutual fund’s advisory fee. See John P. Freeman, Stewart L. Brown & Steve Pomerantz, Mutual Fund
Advisory Fees: New Evidence and a Fair Fiduciary Test, 61 Okla. L. Rev. 83, 113 (2008) (the
“Freeman, Brown, & Pomerantz Study”), Exhibit 3.
46.	While Plaintiff does not challenge the fees paid to the sub-advisors of the SAM
Fund or the Underlying Funds, the rates paid to the sub-advisors do provide a measure of how much the investment advisory services cost (and the economies of scale realized by the advisors, see, Section IV.B., infra) as the sub-advisors also are for-profit investment management

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Consider the case of the Principal Partners LargeCap Value Fund, one of the family of mutual funds organized by Principal Life Insurance of Des
Moines, Iowa. Principal Management Corporation, the manager of the
LargeCap Value Fund, actually provides no investment management services, focusing instead on “clerical, recordkeeping and bookkeeping services.” Responsibility for the day-in and day-out portfolio management rests with a subsidiary of Alliance Capital Management, Bernstein
Investment Research and Management.
The fee arrangement between Principal and Bernstein involves only a portion of Principal’s take from its investors. For the year ended
December 31, 2003, Principal’s no-load class B shares bore the burden of a 2.51 percent expense ratio . . . Investors paid a 12b-1 fee of 0.91 percent, other expenses of 0.85 percent and a management fee of 0.75 percent.
Principal’s fees all but guarantee that investors will fail to generate satisfactory returns.
The management fee arrangement between Principal and Bernstein provides clues to the economies of scale available in the money management industry. At asset levels below $10 million, of the 0.75 percent management fee, 0.60 percent goes to Bernstein and 0.15 percent goes to Principal. As assets under management increase, Bernstein’s fee share decreases and Principal’s fee share increases. At the final breakpoint of $200 million in assets, of the scale-invariant 0.75 percent fee, Bernstein receives 0.20 percent and Principal receives 0.55 percent.
The fee structure clearly illustrates scale economies in the investment management business. Bernstein, the party responsible for the heart of the portfolio management process, earns fees that diminish (with increases in assets under management) from 0.60 percent of assets to 0.20 percent of assets. Since Bernstein’s work changes not at all as asset levels increase, the reduction in marginal charges makes sense.
It makes no sense that Principal’s mutual-fund clients accrue no benefits from economies of scale. Total expenses incurred by investors remain at
2.51 percent regardless of portfolio size. As Bernstein’s management fee declines, Principal’s management fee increases. For assets above $200 million Principal adds a management fee of 0.55 percent to other fees of
1.76 percent, bringing the egregious total to 2.31 percent for Principal and
0.20 percent for Bernstein. In this topsy-turvy world, Principal earns a

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marginal management fee of 0.55 percent for performing back-office functions, while Bernstein earns a marginal management fee of 0.20 percent for making security-selection decisions. As scale increases,
Bernstein earns less while Principal takes more.
David F. Swensen, Unconventional Success: A Fundamental Approach to Personal Investment

238-240 (2005). The same remained true in 2008 not only for the LargeCapValue III Fund but also for the other Underlying Funds (only LargeCapValue III Fund listed below as an example):

LargeCapValue III Fund Effective Management Fee Schedule

AUM ($millions)	Bernstein	Principal
10	0.23%	0.57%
50	0.23%	0.57%
100	0.23%	0.57%
500	0.22%	0.58%
1,000	0.21%	0.58%
5,000	0.20%	0.53%

See also chart of comparing actual fee schedules at ¶ ¶ 42-43, supra. The table below demonstrates the difference in dollar terms, with Principal earning over twice as much as the sub-advisor:

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Large Cap Value III Fund Effective Fees

AUM ($millions)	Bernstein	Principal
10	$23,000	$57,000
50	$115,000	$285,000
100	$230,000	$570,000
500	$1,090,000	$2,910,000
1,000	$2,090,000	$5,810,000
5,000	$10,090,000	$26,660,000

47.	Adding insult to injury, at the SAM fund of funds level, Defendants PMC tacks on not one but two more layers of fees to those shareholders already pay for each Underlying
Fund. While the SAM Fund does involve some tactical allocation, PMC pays Edge as a sub-
advisor to the SAM Fund only 4.2 basis point to make the decisions regarding the allocations, regardless of the level of assets under management. See January 12, 2007 Sub-Advisory
Agreement with Edge Asset Management, Inc., Exhibit 4. However, the effective fee rate charged by PMC at the $1 billion mark was 52.5 basis points – or an additional 48.3 basis points.
Therefore in 2008, Defendant PMC retained $11.9 million of the $13.7 million shareholders of the SAM Fund paid for advisory services, paying sub-advisor Edge only $1.8 million for performing the actual advisory service.
48.	“[F]und managers . . . routinely add a hefty ‘premium’ or ‘monitoring fee’ to the sub-advisers’ charge. True, the sub-adviser may charge only 30bps for its investment advice, but the manager will then typically pad the bill, adding an additional twenty to thirty basis points
‘premium’ before passing along the advisory fee charge to fund shareholders.” See Freeman,
Brown & Pomerantz Study at 117-118 [Ex. 3]. Indeed, “overall fee levels for sub-advised funds are substantially higher than for funds managed in-house.” Id. at 118. The advisors of the
Subject Funds are no different, padding the bill to shareholders by over $150 million in fiscal

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year 2008 – almost $12 million for the SAM Fund and almost $140 million for the Underlying
Funds for few, if any additional services. See ¶¶ 42-43, supra.
49.	In addition, despite the equivalence of the investment advisory services
Defendants provide to the Subject Funds in comparison to its competitors, the fees Defendants receive from the Subject Funds for investment advisory services are much higher than the fees its competitors receive for substantially similar services. See Comparative Fee Structures, Section
IV.D., infra.
50.	Finally, the investment advisory services Defendants provide to the Subject Funds are identical/substantially similar to the investment advisory services Defendants or their affiliates provide to other clients (such as institutional clients) and entail identical costs. In fact, the cost of managers, analysts, research data, the physical plant, and other aspects of Defendants’
investment advisory services are shared between the mutual funds and the other clients. See
Comparative Fee Structures, Section IV.D., infra.
(2)	Rule 12b-1 Distribution Fees
51.	Plaintiff and the other shareholders of the Subject Funds also paid distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders pursuant to distribution plans that Defendants adopted with respect to the Subject Funds pursuant to Rule
12b-l, 17 C.F.R. § 270.12b-1 (“Distribution Plans”). The distribution fees are paid to Defendant
Principal Funds Distributor, Inc. The distribution fees are based on a percentage of the net assets of each of the Fund. Defendants purportedly collect these fees in order to grow or stabilize the assets of the Subject Funds so that the Subject Funds can benefit from economies of scale through reduced advisory and administrative fees.

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52.	Prior to 1980, the use of fund assets (which are owned by the shareholders) to sell new fund shares was prohibited. The SEC had historically been reluctant to allow fund advisers to charge their shareholders for selling shares to others because:
[T]he cost of selling and purchasing mutual fund shares should be borne by the investors who purchase them and thus presumably receive the benefits of the investment, and not, even in part, by the existing shareholders of the fund who often derive little or no benefit from the sale of new shares.
Statement on the Future Structure of the Securities Markets, [Feb. 1972] Sec. Reg. & L. Rep.
(BNA) No. 137 pt. II, at 7.
53.	After intense lobbying by the mutual fund industry, the Commission agreed to consider modifying its objections to allow current fund shareholders to pay distribution expenses. In early comment letters and in proxy statements proposing adoption of plans of distribution, the mutual fund industry argued that adding assets to an existing mutual fund would create economies of scale that would allow the advisers to provide the same quality and nature of services to mutual fund shareholders at dramatically lower costs.
54.	Accepting the mutual fund industry’s argument that a growth in assets would lead to a quid pro quo reduction in fees and other expenses, the Commission tentatively approved
Rule 12b-l, 17 C.F.R. § 270.12b-1. However, numerous conditions were attached to the use of fund assets to pay distribution expenses. For example, the Commission wanted to be certain that investment advisers would not “extract additional compensation for advisory services by excessive distributions under a 12b-1 plan.” Meyer v. Oppenheimer Management Corp., 895
F.2d 861, 866 (2d Cir. 1990). Unfortunately, that is precisely what Defendants have done:
extracted additional compensation for their retail advisory services by causing Plaintiff and other shareholders to pay Defendants’ marketing expenses to acquire new shareholders so that these new shareholders could pay additional advisory fees to Defendants. Under this regime,

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Defendants have fashioned yet another way to increase their financial benefit while leaving
Plaintiff to bear the financial burden.
	55.	Furthermore, the distribution fees are based on the net asset value of the Subject
Funds and not on the distribution activity, if any, by Defendants, such as number of shares sold.
Consequently, in addition to failing to benefit Plaintiff and other shareholders, the Distribution
Plans have extracted additional compensation for advisory services to Defendants, thereby resulting in excessive fees paid to them. For example, any portion of the fees paid to Defendants that are derived from market increases in the net asset value of the fund rather than any distribution activity by Defendants constitutes additional and excessive compensation for advisory services.
	56.	In fiscal year 2008, Defendants received $25,593,000 in 12b-1 payments from the
Sam Balanced Portfolio itself.
	57.	Distribution fees have served only Defendants, just as the SEC feared when it found that “the use of mutual fund assets to finance distribution activities would benefit mainly the management of a mutual fund rather than its shareholders, and therefore that such use of fund assets should not be permitted.” Bearing of Distribution Expenses by Mutual Funds, Investment
Company Act Release No. 9915, 1977 SEC LEXIS 943 (Aug. 31, 1977). As such, the distribution fees are entirely a waste of fund assets.
	58.	Plaintiff, on behalf of the SAM Fund as well as the Underlying Funds, is entitled to recover the excessive distribution fees received (and continuing to be received) by Defendants.
B.	Economies of Scale
	59.	The size of the compensation received by the advisor should be evaluated in context with the economies of scale realized by a fund. Economies of scale are created when (as with the Fund) assets under management increase more quickly than the cost of advising and

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managing those assets. The work required to operate a mutual fund does not increase proportionately with the assets under management.
[I]nvestment management efforts, the most important (and most expensive) input into portfolio management, do not increase long with portfolio size. A portfolio manager can invest $5 billion nearly as easily as $1 billion and $20 billion nearly as easily as $10 billion. (Size may impair performance, but it imposes little logistical challenge.) ”
Swensen, Unconventional Success: A Fundamental Approach to Personal Investment 238.
Therefore, “[a]s scale increases, fees as a percentage of assets ought to decline, allowing both fund manager and fund shareholders to benefit.” Id. Indeed, break points “reflect the economic reality of the direct relationship between decreasing marginal costs and increasing portfolio size.” Id. According to another fund industry expert, John C. Bogle, the economies of scale generated in the mutual fund portfolio management and research business are “little short of staggering.” John C. Bogle, The Battle for the Soul of Capitalism 154 (2005).
60.	As an example, if a fund has fifty million dollars ($50,000,000) of assets under management and a fee of 75 basis points (100 basis points = 1%), the fee equals $375,000 per year. A comparable mutual fund with five hundred million dollars ($500,000,000) of assets under management would generate a fee of three million seven hundred and fifty thousand dollars ($3,750,000). Similarly, a mutual fund worth five billion dollars ($5,000,000,000) would generate a fee of thirty-seven million, five hundred thousand dollars ($37,500,000) per year.
61.	It simply does not cost a fund’s advisor ten times as much to render services to a ten billion dollar ($10,000,000,000) fund as compared to a one billion dollar ($1,000,000,000)
fund. In fact, the investment advisory services or securities selection process for a ten billion dollar fund and a one million dollar fund are virtually identical, generating enormous economies of scale. At some point (exceeded by the fund because of their large size), the additional cost to

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advise each additional dollar in the fund (whether added by a rise in the value of the securities or additional contributions by current or new shareholders) approaches a number at or close to zero.
62.	Advances in computing and communication technologies in the past twenty years have resulted in exponential efficiencies that have dramatically reduced the costs of servicing mutual funds in ways Congress could not have imagined when it enacted ICA § 36(b). Further, as assets under management increase, the cost of providing services to additional assets does not increase at the same rate, resulting in tremendous economies of scale. In the case of the Subject
Funds, assets under management have grown, so have the advisory and distribution fees paid to
Defendants grown dramatically, despite the economies of scale realized by Defendants. See
Comparative Fee Structures, Section IV.D., infra. As the fees paid to Defendants (and accepted by them in violation of their statutory fiduciary duties) are unfair, especially when compared to the rates charge by the sub-advisors, by competitors or to institutional clients, the excess profits resulting from these economies of scale belong to Plaintiff and the other shareholders of the
Subject Funds.
63.	The existence of economies of scale in the mutual fund industry has been confirmed by both the SEC and the Governmental Accounting Office (the “GAO”). Both
conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of advisory services. See SEC Division of Investment Management:
Report on Mutual Fund Fees and Expenses (Dec. 2000) (“SEC Report”), at 30-31 [Exhibit 5];
GAO, Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous
Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June
2000) (“GAO Report”), at 9 [Exhibit 6].

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64.	In addition, the most significant academic research undertaken since the Wharton
School study in the 1960s establishes the existence of economies of scale that are not being passed along to mutual fund shareholders in violation of Defendants’ duty to do so under § 36(b)
and Rule 12b-1. See John P. Freeman & Stewart L. Brown, Mutual Fund Advisory Fees: The
Cost of Conflicts of Interest, 26 J. Corp L. 610, 661 (2001) (the “Freeman & Brown Study”)
[Exhibit 7]. As the Freeman & Brown Study noted: “The existence of economies of scale has been admitted in SEC filings made by fund managers and is implicit in the industry’s frequent use of fee rates that decrease as assets under management increase. Fund industry investment managers are prone to cite economies of scale as justification for business combinations.” Id. at
620 [Ex. 7].
65.	These economies of scale exist not only fund by fund but also exist with respect to an entire fund complex and even with respect to an investment advisor’s entire scope of operations, including services provided to institutional and other clients. See Freeman & Brown
Study at 621 n.62 (quoting Victoria E. Schonfeld & Thomas M.J. Kerwin, Organization of a
Mutual Fund, 49 Bus. Law 107 (1993)) [Ex. 7].
66.	The clearest example of economies of scale occurs when total assets under management increase due purely to market forces (without the institution of new advisory relationships or new asset gathering). In such instances, as the GAO confirms, it is possible for the advisor to service the additional assets with zero additional costs. See GAO Report at 9
(noting that growth from portfolio appreciation is unaccompanied by costs) [Ex. 6]. In other words, an investment advisor can advise a fund that doubles in size purely because of market forces with no increased costs because the services are unchanged. See id. [Ex. 6]; Freeman &
Brown Study at 619 n.43, 621 (noting that investment advisors have benefited by garnering

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“increased fees from the general increase in market prices with no commensurate efforts on their part” and also noting that as much as 64% of mutual fund asset growth has come from appreciation of portfolio securities, which, unlike growth from share sales to new investors, is costless) [Ex. 7].
	67.	Economies of scale exist for the Fund as well as the Underlying Funds; they are just being appropriated for the benefit of the service-provider managers of the funds. Thus fund shareholders are suffering by being deprived of the benefits that their financial participation (not the managers’) creates. The economies of scale benefits that have been captured and misappropriated by Defendants can and do generate huge excessive, undeserved profits for the
Defendants. These profits have been improperly misappropriated from the mutual funds by, in part, depriving fund shareholders of the benefits of economies of scale. These benefits can (at least in part) be shared with the mutual funds and their shareholders by reducing the advisory fees and other costs charged to the fund by Defendants. In the case of the mutual funds at issue in this case, no meaningful savings have been shared with the Subject Funds. Defendants’ price gouging on service charges has been complex-wide, unremitting, and massive.
	68.	The economies of scale enjoyed by Defendants with respect to the Subject Funds have not been shared with Plaintiff as required by § 36(b) and Rule 12b-1. As a result, the excessive fees paid to Defendants for advisory services provided to the Subject Funds violate
§ 36(b).
C.	The Nature and Quality of the Services Provided to the Funds
	69.	A basic problem with the SAM Fund as well as the Underlying Funds is that they are grossly over-priced for the services they provide. This is a consistent problem with all of the
Subject Funds as described in detail below.

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70.	“In order to determine whether a fee is excessive for purposes of Section 36(b), a court must examine the relationship between the fees charged and the services rendered by the investment adviser.” Krantz v. Prudential Investment Fund Management, LLC, 305 F.3d 140,
143 (3d Cir. 2002) (citations omitted).
71.	The nature of the investment advisory services provided to the funds is straightforward: Defendants buy and sell, at their discretion, stocks, bonds, and other securities for the funds.
(1)	Sub-Advisory Services
72.	Defendants hire sub-advisors for the SAM Fund as well as each Underlying Fund, and each sub-advisor assumes the obligations of Principal to provide investment advisory services to their designated funds. On information and belief, Defendants provide little, if any, additional advisory services beyond hiring the sub-advisor (in all instances, subsidiaries of
Defendants except for two Underlying Funds), and the non-advisory services called for in the
Management Agreement account for a very small percentage of the expenses to the advisor.
Therefore, Defendants provide minimal additional advisory services for the tens of millions of they charged shareholders of the Subject Funds in 2008 alone. See ¶¶ 42-43, supra.
73.	Further, upon information and belief, while Defendants negotiated significantly lower rates over the years for themselves while simultaneously demanding additional services from the sub-advisors for those lower rates, Defendants only added immaterial breakpoints to the fees it charged the shareholders of the Subject Funds. For example, in 2005, Defendant PMC paid the sub-advisor for the Real Estate Investors Fund a flat 54 basis points. In 2008, despite adding compliance testing and monitoring to the duties of the sub-advisor, Defendant PMC decreased the fees it paid to the sub-advisor but did not change the fees it charged the funds’
shareholders, thereby increasing the disparity between the fee paid to the sub-advisor and the fee

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paid by the shareholders from a total of 26 basis points to a total of 41 basis points at the last breakpoint.
(2)	Competitors’ Services
74.	Other investment advisors who offer fund of funds similar to the Principal model
(i.e., the advisors hire sub-advisors to make the tactical selections and allocations) such as
Vanguard charge substantially less than Defendants. On information and belief, the services provided by these other advisors are the same or substantially similar advisory services that
Defendants provide to shareholders of the SAM Fund. Yet, Defendants charged the shareholders of the SAM Funds almost $12 million more in fiscal year 2008 alone without any justification.
See Section IV.D., infra.
(3)	Institutional Client Services
75.	Defendant PMC provides investment advisory services to an identically named fund, SAM Balanced Portfolio, a diversified portfolio of the Principal Variable Contracts Funds,
Inc. (“PVCFI”), which also is an open-end management investment company registered under the Investment Company Act of 1940. Under the Management Agreement with PVCFI,
Defendant PMC provides the exact same investment advisory services to these institutional clients. Compare Ex. 1 with September 9, 2008 Principal Variable Contracts Funds, Inc.
Amended and Restated Management Agreement, Exhibit 8. While not identical, Defendant
PMC also provides corporate and administrative services to the PVCFI funds. On information and belief, the administrative services provided to both PVCFI and PFI account for a very small percentage of the expenses to the advisor. However, for the materially same tactical asset allocation service to the PVCFI clients, Defendants charge dramatically higher fees because these fees are not negotiated at arm’s length as they are with the institutional clients. This

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disparity in fees evinces Defendants’ willingness and determination to prefer their own financial interests to the interests of the Fund and the shareholders of the Fund. See Section IV.D., infra.
D.	Comparative Fee Structures
	76.	Analyzing the fees paid by Defendants’ sub-advisors, its competitors or those fees
Defendants charge its institutional clients provides three additional measures by which
Defendants have violated their fiduciary duties to the shareholders of the Fund by charging them unfair and excessive fees.
	(1)	Fee Structure of Defendants’ Sub-Advisors
	77.	As discussed in Section IV.C.1., supra, Defendants hired sub-advisors for all of the Subject Funds that assumed the obligation of providing essentially all of the substantive investment advisory services to their designated funds. As each sub-advisor is a for-profit investment management company that negotiated its fee with Defendants, the fees they charge provide a guidepost of the cost of the investment advisory services provided to the Subject
Funds, presumably including a comfortable profit margin. Compared to the fees charged by the sub-advisors who actually perform the substantive advisory services to the Subject Funds, the additional fees charged by Defendants for the little, if any, additional services to the Subject
Funds are unfair and excessive.
	(2)	Fee Structures of Competitors of Defendants
	78.	While rates charged by other adviser-managers to other similar funds are not a factor to be taken into account, “to the extent that other managers have tended ‘to reduce their effective charges as the fund grows in size,’ the Senate Committee noted that such a reduction represents ‘the best industry practice [which] will provide a guide.’” Gartenberg, 694 F.2d at
929 (quoting S.Rep. No. 91-184, supra, [1970] U.S.Code Cong. & Ad.News at 4902).

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79.	If the Subject Funds are compared with peer mutual funds, an industry where price competition is notoriously lacking, price gouging for advisory services by Defendant PMC is readily seen with excessive fees totaling more than $200 million in fiscal year 2008.
80.	For example, the SAM Fund is a balanced product with a tactical asset allocation overlay. Vanguard offers a similar balanced product with moderate risk -- the Vanguard
LifeStrategy Moderate Growth Fund (“LifeStrategy”), a fund of funds that invests in other
Vanguard mutual funds. While the LifeStrategy fund itself is not a tactical asset allocation product, 25% of the fund is invested in the Vanguard Asset Allocation Fund Investor Shares
(“VAAF”) – a tactical asset allocation product without a target allocation balance. Vanguard hires Mellon Capital Management Corporation to sub-advise the VAAF. As Vanguard charges no management fee to the shareholders of its LifeStrategy fund of funds, one can isolate the fee
Vanguard negotiated with Mellon, a for-profit investment management company, for its asset allocation services. Shareholders of the Vanguard LifeStrategy Fund pay 10 basis points to purchase the VAAF through LifeStrategy. The ten basis points includes all advisory as well as administrative services. Analyzing the annual report of the VAAF, one can determine that the investment advisory fee paid to Mellon is 3.5 basis points which accounts for advisory services with three components to it: 1) the active management of the equity portfolio; 2) the active management of the bond portfolio; 3) and the asset allocation function. While Plaintiffs cannot separate out how much of the 3.5 basis points accounts for only the asset allocation function, it is clear that shareholders of the Vanguard LifeStrategy fund of funds pay Mellon somewhere between 0 basis points and 3.5 basis points for the asset allocation service. Contrasting this 3.5 basis points for a full tactical asset allocation service that was negotiated at arms length with the

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32 basis points Defendants charge shareholders of the SAM Fund illustrates the excessive nature of the fees charged by Defendants.
(3)	Fee Structure of Institutional Clients of Defendants
81.	The fees advisors receive from mutual funds for investment advisory services are directly comparable to, though materially higher than, the fees advisors receive from other clients for the identical services. As the Freeman & Brown Study noted: “None of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower.” Freeman & Brown Study at
653 [Ex. 7]. While a “manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio, . . . the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds.
The portfolio owner’s identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower.” Id. at 627-28 [Ex. 7]. Indeed, “a mutual fund, as an entity, actually is an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on
‘institutional status,’ it turns on self-dealing and conflict of interest.” Id. at 629 n.93 [Ex. 7].
Accordingly, the “‘apples-to-apples’ fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds.” Id. at 671-72 [Ex. 7].
82.	More recently, New York Attorney General Eliot Spitzer surveyed two fund complexes and confirmed the existence of massive over-charging of fund advisory fees. Mr.
Spitzer testified before a Senate Subcommittee on January 27, 2004, as follows:

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Putnam’s mutual fund investors were charged 40 percent more for advisory services than Putnam’s institutional investors. In dollar terms, what this fee disparity means is that in 2002 Putnam mutual fund investors paid $290 million more in advisory fees than they would have paid had they been charged the rate given to Putnam’s institutional clients, and these are for identical services.

There was a similar disparity in the advisory fees charged by Alliance.
Once again, mutual fund investors were charged significantly higher advisory fees than institutional investors. Specifically, Alliance’s mutual fund investors paid advisory fees that were twice those paid by institutional investors. In dollar terms, this means that Alliance investors paid more than $200 million more in advisory fees than they would have paid had they been charged the rate given to
Alliance’s institutional clients.

83.	The shareholders of the Fund at issue here are plagued by the same discriminatory over-charging by Defendants as the shareholders of the funds mentioned by Mr. Spitzer in his

Senate testimony. For example, Defendants are charging advisory fees to the SAM Fund that are excessive in relation to the value of the services rendered. Investment advisors publish their rack rates, or the rates they offer as a starting point (with the understanding that the actual rates ultimately agreed upon after arms-length negotiations are often even lower than the published rack rates), in filings with the Securities and Exchange Commission. With regard to the Fund,

Defendants and their affiliates openly offer much lower rates to their institutional or other clients for a fund with the same name as the SAM retail funds:

	SAM Balanced Portfolio offered	SAM Portfolio Accounts offered
Assets Under Management	through Principal Fund, Inc.	through Principal Variable
		Contracts Fund, Inc.
First $500 million	0.55%	.025%
Next $500 million	0.50%	.025%
Next $1 billion	0.45%	.020%
Next $1 billion	0.40%	.020%
Next $1 billion	0.35%	.020%
Next $1 billion	0.30%	.020%
Over $5 billion	0.25%	.020%

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The comparative effective rate by shareholders is:

AUM ($millions)		SAM Portfolio Accounts offered
	SAM Balanced Portfolio offered	through Principal Variable
	through Principal Fund, Inc.	Contracts Fund, Inc.

10	0.55%	.025%
50	0.55%	.025%
100	0.55%	.025%
500	0.55%	.025%
1,000	0.53%	0.25%
5,000	0.41%	0.21%

In dollar terms, the Fund shareholders are paying over twice as much as the institutional clients just based on the published rack rates (keeping in mind that these rack rates are typically much higher than what the institutional clients actually end up paying after negotiations with the advisor):

AUM ($millions)		SAM Portfolio Accounts offered
	SAM Balanced Portfolio offered	through Principal Variable
	through Principal Fund, Inc.	Contracts Fund, Inc.

10	$55,000	$25,000
50	$275,000	$125,000
100	$550,000	$250,000
500	$2,750,000	$1,250,000
1,000	$5,250,000	$2,500,000
5,000	$20,250,000	$10,500,000

84.	However, according to the Management Agreements with PFI and PVCFI,
Defendant PMC provides the exact same investment advisory services to the funds. Compare
Exs. 1 and 8. In fact, Defendant PMC hires its subsidiary Edge to sub-advise both funds and pays Edge the exact same fee to sub-advise both of the funds, i.e., 0.42%.
85.	Finally, Defendant PMC offers the substantially lower advisory fee schedule to
PVCFI shareholders even though it is a much smaller fund (i.e., 6 times smaller): the SAM
Balanced Portfolio in the PVCFI family of funds only had approximately $500 million in assets under management in 2008 compared to almost $3 billion for the SAM Balanced Portfolio in the

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PFI family of funds. Upon information and belief, like shareholders of the SAM Fund, the shareholders of the Underlying Funds also are paying materially more than the Defendants’
institutional clients for substantially similar services.
	86.	That Defendants are able to manage strangers’ money for far lower fees than they are charging the Subject Funds’ shareholders, to whom fiduciary duties are owed based on the common law and federal statute, shows Defendants have completely abdicated their fiduciary responsibility of fair dealing to the funds and the funds shareholders when it comes to providing advisory services.
E.	The Profitability of the Fund to the Adviser/Manager
	87.	“[T]he ‘profitability of the fund to the adviser’ [must] be studied in order that the price paid by the fund to its advisor be equivalent to ‘the product of arm’s-length bargaining.’”
See the Freeman & Brown Study at 661 [Ex. 7]. The profitability of a fund to an adviser-
manager is a function of revenues minus the costs of providing services. However, on information and belief, Defendants’ reporting of their revenue and costs is intended to, and does, obfuscate Defendants’ true profitability. For instance, on information and belief, Defendants employ inaccurate accounting practices in their financial reporting, including arbitrary and unreasonable cost allocations.
	88.	Following discovery of this information, Defendants’ true profitability can be determined on either an incremental basis or a full-cost basis. Defendants’ incremental costs of providing advisory services to Plaintiff are believed to be nominal while the additional fees received by Defendants are hugely excessive given that the nature, quality, and level of the services remain the same. On information and belief, a review of Defendants’ full costs of providing advisory services will also demonstrate the enormous profitability to Defendants of managing the Subject Funds.

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F.	Fallout Benefits
	89.	Defendants indirectly profit because of the existence of the Subject Funds through fallout benefits. Indeed, it was the rush to capitalize on “fallout benefits” available to mutual fund mangers that fed the late-trading/market timing misbehavior engulfing numerous fund sponsors. These obvious, but difficult to quantify fallout benefits include the attraction of new customers, cross selling related funds to current customers, and other benefits associated generally with the development of goodwill and the growth in assets of the Subject Funds.
	90.	Other, easier to quantify, benefits include “soft dollars” payable from broker-
dealers. Essentially, “soft dollars” are credits furnished to Defendants from broker-dealers and other securities-industry firms in exchange for routing the Subject Funds’ securities transaction orders and other business to paying firms. These soft-dollar credits should be used to purchase research and other goods or services that benefit the shareholders of the SAM Fund as well as the
Underlying Funds. On information and belief, however, the soft-dollar arrangements benefit
Defendants and result in increased costs to the shareholders of the Subject Funds with little to no corresponding benefits to the shareholders of the Subject Funds.
	91.	Defendants receive further fallout benefits from securities lending arrangements.
Essentially, Defendants loan out the securities of the Subject Funds and receive compensation as the lending agents of the Subject Funds.
	92.	A highly profitable fallout benefit to Defendants is the ability to sell investment advisory services paid for by the Subject Funds at virtually no additional cost. Much like computer software, once the investment research and resulting recommendations are paid for, that research and those recommendations may be sold to other clients at virtually no cost whatsoever to Defendants. Without payment by Plaintiff and other shareholders of the Subject
Funds of millions of dollars in advisory, administrative, and distribution fees (especially

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distribution fees that are nothing more than a means to extract additional compensation for advisory services), Defendants would have to pay to conduct that research independently in order to provide investment advisory services to other clients, including institutional clients. This is a natural byproduct of the extraordinary economies of scale inherent in the investment advisory business. However, although Plaintiff and other shareholders of the Subject Funds pay all of the costs associated with the investment advisory services, Defendants resell these services to third parties without compensating Plaintiff through reduced fees or in any other way.
	93.	On information and belief, Defendants do not provide sufficient information regarding the existence and extent of these and other fallout benefits to the shareholders of the
Subject Funds or to the Subject Funds’ directors. The evidence demonstrating the validity of this allegation is believed to be within Defendants' sole possession.
	94.	The directors are thus unable to quantify or even meaningfully consider the benefits. Plaintiff and other shareholders of the Subject Funds have paid for these benefits and are entitled to compensation in the form of reduced advisory and administrative fees and the elimination of distribution fees.
G.	The Independence and Conscientiousness of the Directors
	95.	The fees paid to Defendants are technically approved by the Subject Funds’ Board of Directors. A majority of the Subject Funds’ board is comprised of statutorily presumed
“disinterested” directors as that term is defined in § 10 of the ICA. PMC has a common Board of
Directors who oversees and monitor well over 114 portfolios in the Fund Complex. Regardless of whether these presumably “disinterested” directors meet the requirements of § 10 of the ICA, there is a lack of conscientiousness by the directors in reviewing the advisory and distribution fees paid by each of the Subject Funds.

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96.	On information and belief, the materials provided by Defendants to the directors of the Subject Funds establish that the nature of the services Defendants render to the Subject
Funds has remained unchanged despite dramatic growth in the assets of the Subject Funds and advisory revenues.
97.	In addition, even if statutorily disinterested, the directors are in all practical respects dominated and unduly influenced by Defendants in reviewing the fees paid by Plaintiff and other shareholders of the Subject Funds. In particular, Defendants do not provide the directors with sufficient information for the directors to fulfill their obligations, a factor supporting a finding that Defendants have breached their fiduciary duties.
98.	For example, Defendants added the LargeCap Value Fund III to the SAM
Balanced Portfolio, and the Fund’s directors approved the applicable management and sub-
advisory agreements during fiscal year 2008. The LargeCap Value Fund III was added despite
David Swensen’s skewering of the fee structure for the fund three years earlier, see ¶ 54, supra, and despite the fact that the nature of the fee arrangement had not changed. Id. In addition, the fund was added and the investment advisory contracts approved despite the fact that Morningstar had given the A, B, C, and J classes of the fund its lowest rating of one star for the previous five year period (the institutional share class had a five year two star rating).
99.	Defendants also have adopted, and the Subject Fund’s directors have approved, transfer agency fees that are paid to PSI, a wholly owned subsidiary of Defendant PMC. While
Defendants’ public filings indicate that the services provided under the contract are provided at cost, Plaintiff is unable to determine without discovery whether the alleged cost of the services was excessive.

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100. In addition, Defendants have adopted, and the Subject Funds’ directors have approved, 12b-l Distribution Plans for the Subject Funds that do not benefit the shareholders of the Subject Funds. These Distribution Plans must be reviewed annually by the Subject Funds’
directors. In particular, the directors must “request and evaluate . . . such information as may reasonably be necessary to an informed decision of whether such plan should be implemented or continued.” 17 C.F.R. § 270.12b-1(d). In addition, minutes must be maintained to record all aspects of the directors’ deliberation, and the directors must conclude “in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the ICA, that there is a reasonable likelihood that the Distribution Plans will benefit the company and its shareholders.” 17 C.F.R.
§ 270.12b-l(e).
101. Despite the fact that Plaintiff and the other shareholders of the Subject Funds have enjoyed no benefits from the Distribution Plans even though they contributed to the growth of fund assets by paying distribution fees, and despite the fact that the Distribution Plans have allowed Defendants to extract additional and excessive compensation from Plaintiff and the other shareholders of the Subject Funds, the directors of the Subject Funds have continued to approve, year after year, continuation of the Distribution Plans in violation of both Rule 12b-1 and
§ 36(b). A recent report written by Dr. Lori Walsh, financial economist at the S.E.C., studied
“whether shareholders do, in fact, reap the benefits of 12b-1 plans.” It states:

Prior studies have provided evidence that shareholders are not receiving sufficient benefits from expense scale economies to offset the 12b-1 fee.
In fact most of the studies show that expense ratios are higher for funds with 12b-1 fees by almost the entire amount of the fee. This study confirms these results using a more recent dataset.
In all, the evidence demonstrates that 12b-1 plans are successful at attaining faster asset growth; however, shareholders do not obtain any of the benefits from the asset growth. This result validates the concerns raised by opponents of 12b-1 plans about the conflicts of interest created by these plans.

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12b-1 plans do seem to be successful in growing fund assets, but with no apparent benefits accruing to the shareholders of the fund. Although it is hypothetically possible for most types of funds to generate sufficient scale economies to offset the 12b-1 fee, it is not an efficient use of shareholder assets. . . Fund advisers use shareholder money to pay for asset growth from which the adviser is the primary beneficiary through the collection of higher fees.
Lori Walsh, The Costs and Benefits to Fund Shareholders of 12b-1 Plans: An Examination of
Fund Flows, Expenses and Returns (2004) at 4, 18, Exhibit 9.
102. Nevertheless, despite the fact that a financial economist at the S.E.C. confirms, consistent with overwhelming empirical evidence drawn from numerous scholarly studies, that shareholders reap no benefits from 12b-1 plans and that 12b-1 fees are “not an efficient use of shareholder assets,” the directors of the Subject Funds repeatedly have approved the Distribution
Plans in violation of their duties under sections 12 and 36(b) and rule 12b-1 both to the Subject
Funds and to its shareholders, including Plaintiff.
103. The Subject Funds’ Distribution Plans have not been adopted in accordance with the rules. The Board did not find that the Distribution Plans in general or the Distribution Fees in particular benefit the Subject Funds or its shareholders by generating savings from economies of scale in excess of the cost of the plan. In fact, despite the dramatic growth in total assets held by the Subject Funds, both the management fee (including the Portfolio Selection Fee) and total
12b-l Distribution Fees (including Distribution Fees) received by Defendants have grown over time, thus depriving the Subject Funds of the benefit of these economies of scale in breach of
Defendants’ fiduciary and other duties.
104. As discussed in the introduction, the members of the respective Boards of the funds at issue in this Complaint simultaneously serve on the Boards of over 114 mutual funds in the Fund Complex.

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105. The mutual fund boards typically meet each calendar quarter at a simultaneous meeting for all mutual funds, and they are paid a fee from each separate mutual fund, which means that by attending a single board meeting, the directors receive numerous separate fees. As a result, board membership in the Fund Complex is a lucrative part-time job, the continuation of which is dependent (at least in part) on the continued good will and support of Defendant. See also, Inherent Conflict in the Structure of Mutual Funds, Section III.B. supra.
106. At least 40% of the Fund’s directors must be “disinterested” as defined in § 10 of the ICA. As the GAO Report noted, the structure of most mutual funds embodies a potential conflict of interest between the fund’s shareholders and its adviser. This conflict arises because the fees paid by the shareholders represent revenue to the adviser. The United States Supreme
Court has stated that the disinterested-director requirement is “the cornerstone of the ICA’s efforts to control” this conflict of interest. Burks v. Lasker, 441 U.S. 471 (1979).
107. The disinterested directors are supposed to serve as “watchdogs” for the shareholders of the Fund. As such, the disinterested directors have primary responsibility for, among many other things, negotiating and approving all contracts and agreements with
Defendants and reviewing the reasonableness of the advisory, administrative, and distribution fees received by Defendants. Accordingly, as noted by the GAO, the directors are expected to review, among other things, the advisor’s costs, whether fees have been reduced when the
Fund’s assets have grown, and the fees charged for similar services. See GAO Report at 14 [Ex.
6]. These responsibilities are intensive, requiring the directors to rely on information provided by Defendants. Defendants, in turn, have a fiduciary duty to provide all information reasonably necessary for the directors to perform their obligations. See 15 U.S.C., § 80a-15(c); 17 C.F.R. §
270.12b-1.

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108. The ICA contains a presumption that the disinterested directors are in fact disinterested. However, the lack of conscientiousness of even disinterested directors in reviewing the fees paid by the Fund, the lack of adequate information provided to the directors in connection with their approvals of the advisory agreements and Distribution Plans, and the control of management over the directors in reviewing the fees paid by the Fund are not presumed but, rather, are important factors recognized in the Gartenberg line of cases in determining whether Defendants have breached their fiduciary duties. In addition, the SEC has specifically recognized that even disinterested directors may not be independent but, rather, may be subject to domination or undue influence by a fund’s investment adviser. For example, the
SEC has stated that “disinterested directors should not be entrusted with a decision on use of fund assets for distribution without receiving the benefit of measures designed to enhance their ability to act independently.” Bearing of Distribution Expenses by Mutual Funds, Investment
Co. Act Rel. No. 11414, 1980 SEC LEXIS 444 at *36 (Oct. 28, 1980).
109. On information and belief, Defendants did not keep the directors fully informed regarding all material facts and aspects of their fees and other compensation. A truly independent board of directors would not have tolerated the fee levels and layers of fees charged by Defendants or the conduct of the service providers if they had obtained adequate information regarding, among other things: the sub-advisory fees Defendants paid for the Subject Funds and the services received by the Subject Funds from Defendants for the additional “premium” they charged; the advisory fees charged and services provided by competitors with similar fund structures; the advisory fees and services provided to Defendants’ pension and other institutional clients; the economies of scale enjoyed or fallout benefits received by Defendants; the profitability data (and how to evaluate the profitability data in light of economies of scale); and

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the Distribution Plans and the benefit to the shareholders of the plans (such as whether the
Distribution Plans should have been implemented and whether they should have been continued).
110. On information and belief, the directors rarely, if ever, question any information or recommendations provided by Defendants. The evidence needed to establish the truth of these allegations is believed to be exclusively in the control of Defendants and is not in
Plaintiff’s possession at this time.
111. The foregoing assures that the directors do not understand Defendants’ true cost structure and, in particular, the economies of scale enjoyed by them in providing investment advisory services to the Fund and their institutional and other clients. Nor do the directors understand the nature of the Distribution Plans and the benefits received by Defendants, and lack of benefits received by Plaintiff, from the Distribution Plans.
112. On information and belief, the disinterested directors of the Subject Funds have not received the benefit of any measures to enhance their ability to act independently, which has caused the directors to be dependent on Defendants and has allowed Defendants to dominate and unduly influence the directors. In addition, the directors’ failure to insist on adequate information evinces a lack of care and conscientiousness on their part.
COUNT I
ICA §36(b)
BREACH OF FIDUCIARY DUTY
(Excessive Fees)
113. Plaintiff repeats and re-allege each allegation contained in the foregoing paragraphs of this Complaint as of if fully set forth herein.
114. The fees charged by Defendants for providing advisory services to the SAM Fund as well as the Underlying Funds represent a breach of Defendant’s fiduciary duty to the Subject

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Funds because they are excessive and were not negotiated at arm’s length in light of all the surrounding circumstances, including the advisory fees that Defendants paid to its sub-advisors,
Defendants’ competitors charged for similar advisory services, and Defendants charged its other clients for advisory services. Plaintiff specifically alleges that all excessive fees alleged herein have inured to the benefit of, and been received by, Defendants.
115. In charging and receiving excessive or inappropriate compensation, and in failing to put the interests of Plaintiff and the other shareholders of the SAM Fund as well as the
Underlying Funds ahead of their own interests, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiff in violation of ICA § 36(b), both as a result of a flawed negotiating process and/or with respect to the substantive amounts of the fees.
116. Plaintiff seeks, pursuant to § 36(b)(3) of the ICA, the “actual damages resulting from the breach of fiduciary duty” by Defendants, up to and including, “the amount of compensation or payments received from” the Subject Funds or, pursuant to 15 U.S.C. § 80-
46(b) (“§ 47(b) of the ICA”), rescission of the contracts.
COUNT II
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excess Profits from Economies of Scale)
117. Plaintiff repeats and re-alleges each allegation contained in the foregoing paragraphs of this Complaint as of if fully set forth herein.
118. Defendants have received and continue to receive excess profits attributable to extraordinary economies of scale and, ironically, at least in part at Plaintiff’s expense in the form of payment of distribution fees benefiting only Defendants.
119. By retaining excess profits derived from economies of scale derived from distribution charges, and other inflated cost items, Defendants have breached and continue to

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breach their statutory fiduciary duty to Plaintiff in violation of ICA § 36(b), both as a result of a flawed negotiating process and/or with respect to the substantive amounts of the fees.
120. Plaintiff seeks, pursuant to § 36(b)(3) of the ICA, the “actual damages resulting from the breach of fiduciary duty” by Defendants, up to and including, the “amount of compensation or payments received from” the Fund or, pursuant to § 47(b) of the ICA, rescission of the contracts.
COUNT III
BREACH OF FIDUCIARY DUTY
ICA § 36(b)
(Excessive Rule 12b-l Distribution fees and Extraction of
Additional Compensation for Advisory Services)
121. Plaintiff repeats and re-alleges each allegation contained in the foregoing paragraphs of this Complaint as of if fully set forth herein.
122. The distribution fees charged and received by Defendants were designed to, and did, extract additional compensation for Defendants’ advisory services in violation of
Defendants’ fiduciary duty under § 36(b). Although the distribution fees may have contributed to the growth in assets of the Subject Funds, the resulting economies of scale benefited only
Defendants, and not Plaintiff or the Subject Funds.
123. In failing to pass along economies-of-scale benefits from the distribution fees, and in continuing to assess distribution fees pursuant to plans of distribution despite the fact that no benefits inured to Plaintiff, Defendants have violated, and continue to violate, the ICA and have breached and continue to breach their statutory fiduciary duty to Plaintiff in violation of ICA §
36(b), both as a result of a flawed negotiating process and/or with respect to the substantive amounts of the fees.

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124. Plaintiff seeks, pursuant to § 36(b)(3) of the ICA, the “actual damages resulting from the breach of fiduciary duty” by Defendants, up to and including, the “amount of compensation or payments received from” the Fund or, pursuant to § 47(b) of the ICA, rescission of the contracts.
WHEREFORE, Plaintiff demands judgment as follows:
a.	An order declaring that Defendants have violated and continue to violate § 12, 36(b), and Rule 12b-l of the ICA and that any advisory, administrative, service or distribution agreements entered into are void ab initio;
b.	An order preliminarily and permanently enjoining Defendants from further violations of the ICA;
c.	An order awarding damages against Defendants including all fees paid to them by
Plaintiff and the Fund for all periods not precluded by any applicable statutes of limitation through the trial of this case, together with interest, costs, disbursements, attorneys’ fees, and such other items as may be allowed to the maximum extent permitted by law; and
d.	Such other and further relief as may be proper and just.

Case 4:09-cv-00433-HDV-RAW	Document 1	Filed 10/28/2009	Page 52 of 52

DATED October 28, 2009.

/s/ David H. Goldman
David H. Goldman
Michael J. Carroll
Kodi A. Brotherson
BABICH, GOLDMAN, CASHATT & RENZO, P.C.
100 Court Avenue, Suite 403
Des Moines, IA 50309-2200
Telephone: (515) 244-4300
Facsimile: (515) 244-2650
E-mail: dgoldman@babichlaw.com
mcarroll@babichlaw.com
kbrotherson@babichlaw.com

Lynn Lincoln Sarko
Michael D. Woerner
Tana Lin
Laura R. Gerber
KELLER ROHRBACK L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101
Telephone: (206) 623-1900
Facsimile: (206) 623-3384
E-mail: lsarko@kellerrohrback.com
mwoerner@kellerrohrback.com
tlin@kellerrohrback.com
lgerber@kellerrohrback.com

ATTORNEYS FOR PLAINTIFF

Original filed.